June 6, 2025

Michael Tannenbaum
Chief Executive Officer
FT Intermediate, Inc.
5 Bryant Park, 34th Floor
New York, NY 10018

       Re: FT Intermediate, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 9, 2025
           CIK No. 0002064124
Dear Michael Tannenbaum:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
About this Prospectus, page ii

1. Please revise here and where appropriate to clarify the intended timing of the
       Recombination, or if it has already occurred, provide the date when you completed the
       Recombination.
Summary
Overview, page 1

2. We note the statement in the second paragraph that you have grown quickly and profitably, with net income of $20 million and Adjusted EBITDA of $102 million.
       Please balance with disclosure of your accumulated deficit and losses.
3. Please revise your organizational chart on page 16 to provide quantification of the
 June 6, 2025
Page 2

       ownership interests, including identification and quantification of ownership interests of persons or entities that control each depicted entity.
4. We note your references on pages 6, 12 and elsewhere to tokenized real-world assets.
       You also describe your plan to add them to your ATS and state that once these assets flow through Figure Connect and the corresponding securitization markets, they are expected to be traded on Figure Exchange. Please revise to specify what you mean by real-world assets and explain the process of tokenizing them. Expand your disclosure to describe the anticipated timeline and milestones for adding these assets, and clarify how you intend to monetize these activities. We also note your disclosure that you are granting Figure Exchange customers access to private company equity offered for secondary trading and bankruptcy claims created on-chain. Please further explain this service, how you grant customers access to this service, the material terms related to this service, and any distinct revenue derived from this service. State, if true, that you have not generated more than de minimis revenues from these real-world tokenization and bankruptcy-related activities. If amounts are more than de minimis, please provide approximate quantification.
5. Please revise the Summary and where appropriate to clarify which of your products and servicers currently generate significant revenues. For example, please revise Our
       Solutions on page 3 to disclose the approximate percentages of your revenues attributed to each of the systems and activities, including LOS, Figure Connect and
       DART. In this regard, please disclose, if true, that a substantial majority of your revenues relate to originating and selling HELOC loans that still rely on traditional systems of record. Additionally, clarify in approximate, quantified terms the extent to which your activities, such as loan origination, do not rely solely on blockchain technology.
6. It appears that some products or services may not be fully operational or generating significant revenues. For example, we note the statement on page 8 that your goal is for YLDS to become the de-facto currency of Figure Exchange. You also refer to your growing stream of ecosystem and technology fees. Please clarify the extent to which products and services are not yet fully operational or generating revenues, and include as applicable a discussion of the anticipated timelines and impediments to achieving the stated goals.
7. Please revise to clarify your key products and services and minimize the use of what appear to be defined terms and industry jargon. As non-exclusive examples, we note references on page 129 and elsewhere to your "active partners," but it is unclear how you differentiate between an active partner and other partners. Where you discuss real-world and digitally native assets, clarify what these assets are and
       how they differ. Where you refer to "standardized assets" and "homogenous loan origination," please clarify what you mean.
8. As other examples of unclear business descriptions, we note the reference on page 156 to Disintermediated Lending and Borrowing, which involves "self-custody technology" and users able to "directly lend assets to borrowers within the ecosystem,
       effectively allowing for the monetization of assets without the need for exchange intermediation." Are these peer to peer retail loans? How are the relevant agreements structured and how does FT Intermediate generate revenues and incur expenses
 June 6, 2025
Page 3

       through these exchanges? As another example, please provide a step by step summary of how the Figure Connect marketplace "disintermediates the loan delivery process after origination." Similarly please revise to summarize how MPC wallets work. In this regard, we note statements in the media suggesting that the multi-party feature enables a bankruptcy remote relationship. Please revise to clarify and use cross references as appropriate to the more detailed information you provide in the Business section.
9. We also note the Democratized Prime product on page 154. Please revise to clarify the parties involved and mechanics for this product offering. For example, we note the
       Figure Markets website talks about users making an offer to "lend an asset into a lending pool." Please clarify what a lending pool is and clarify the material terms and conditions applicable to the various parties as well as how the company generates revenue and incurs expenses with this product. Indicate, if true, that this product has not yet generated significant revenues.
10. Please further describe here or elsewhere as appropriate your relationship with your partners, including the types of arrangements that govern these relationships.
       Additionally, please clarify your reference to loan originations throughout the registration statement to indicate whether you are referring only to loans you originated or also to loans acquired from "wholesale brokers," loans originated by your partners, or otherwise. For example, you state on page 1 that 71% of your loan originations for the quarter ended March 31, 2025 utilized the DART platform. If this percentage includes loans originated by partners, disclose the percentage of loans originated by your partners.
11. We note your disclosure on page 2 that approximately $1 billion in HELOC volume was transacted on Figure Connect from June 2024 to March 2025. We also note your disclosure on page 185 that Figure REIT purchases loans from FL LLC through
       Figure Connect. Please quantify the loan volume Figure REIT purchased from FL
       LLC on Figure Connect during the period from June 2024 to March 2025. If material to your business, please file the Right of First Refusal to Purchase Loans Originated or Acquired by FL LLC as an exhibit.
12. You state on page 6 that your pricing structure and unit economics are designed to further incentive customers to transact on Figure Connect, as revenue received has historically exceeded costs incurred by a margin of at least 2%. Please describe your pricing structure and unit economics, and how these elements incentive your customers to transact on Figure Connect.
13. We note the statement on page 3 that paying any type of yield "would require a stablecoin to be registered as a security." Please revise to qualify this statement given that YLDS is a security and therefore subject to certain applicable regulatory restrictions/requirements to which stablecoins are not subject. For example, we note that YLDS is not permissionless like stablecoins.
Our Solutions, page 3

14. Please briefly describe your "Figure-branded strategy" in this section so readers can place your discussion and reference to this strategy into context. June 6, 2025
Page 4

15. We note the reference on page 5 to Figure-branded loans. Please revise to clarify the difference between Figure-branded loans and the other 72% of your total loan originations.
Proprietary Loan Origination System, page 5

16.    Please revise your disclosure on pages 5 and 152 to define    loss
rates.
17. We note your disclosure that your top 10 partners contributed 52% of your origination volume. Consider including a risk factor discussing risks associated with any material concentrations. Please revise to describe the business conducted by the top 10 (e.g., by industry, size, whether banks or non-bank finance companies, any geographic concentration, etc.).
18. We note your reference to your joint venture with Sixth Street Partners and your goals for the guarantor vehicle. Please disclose if the guarantor vehicle is currently deployed. If it is not, please disclose the status of this joint venture and clarify when you expect to deploy the guarantor vehicle, if known. Please provide similar disclosure regarding your Figure Certified program.
19. Please refer to your disclosure in the second bullet point on page 7 that many assets available for trading on Figure Exchange are expected to be available for trading only on Figure Exchange. Please revise your disclosure to identify which assets you are referring to and explain why you expect the assets to be exclusively traded on Figure
       Exchange.
YLDS, page 7

20. We note from your website that YLDS can be traded for Bitcoin directly on Figure
       Markets. Please summarize here and in your business section the mechanics of how holders of YLDS can use them. For example, identify the parties and entities involved, describe the payment flows, clarify the impact on your processes for regulatory compliance, such as account reconciliation, and indicate in quantified terms the extent to which your monetization of these activities has not contributed materially to your revenues and expenses.
21. Please advise us of how the Figure Certificate Company face amount securities are designated "YLDS." It is unclear if this designation is registered with a third party, changeable at will or otherwise limited. It appears YLDS could be confused with a security that is listed on a national securities exchange or OTC market. Please revise to clarify.
22. We note your disclosure here and throughout that your loan origination system and
       Figure Connect marketplace is expandable to broader consumer loan assets. Please more clearly describe what features make these products expandable, when you plan to expand to broader consumer loan assets and which consumer loan assets you plan to expand to, if known, and material barriers to such expansion.
23. We note references here and throughout to your assumed take rate based on your targeted pricing. Please describe how you determined the take rate and any material underlying assumptions.
 June 6, 2025
Page 5

Our Growth Strategy, page 10

24. We note the statement that you envision the development of a forward market linked to underlying asset production, "similar to the operation of TBA securities in the
       Fannie Mae and Freddie Mac loan trading market." To provide context and balance this statement, please revise to explain material structural and regulatory impediments to creating a TBA market.
Voting Rights, page 19

25. We note the dual class capitalization and 10 votes per share for Class B shares. Please revise to further clarify the features and impact of the Class B shares. For example, identify any circumstances for mandatory conversion and any sunset provisions that limit the lifespan of the high-vote shares; disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval; disclose any circumstances or events in which the conversion of high-vote is mandatory or optional, and any resulting impact on low-vote shareholders, including dilution.
Our growth depends, in part, on the success of our strategic relationships to attract potential customers, page 30

26. We note your disclosure that in some cases, you may offer consumers incentives to obtain HELOCs from you, such as gift cards. Please describe the terms of the gift cards and other incentives. For example, disclose whether they solely have cash value or are otherwise redeemable for, among other things, interests in you or your affiliates. We also note your risk factor on page 88 regarding your marketing practices. If material, please describe how the offered incentives are treated under
       RESPA.
A significant amount of the trading volume on Figure Exchange is derived from a relatively small number of customers, page 64

27. Please disclose the number of customers accounting for the significant amount of trading volume on Figure Exchange, and quantify the amount of trading volume contributed by these customers. Consider revising Business section to describe these relationships and any key terms or agreements governing these relationships.
We hold state licenses that result in substantial costs, page 93

28. Please disclose whether you have obtained the material licenses and permits for operations you describe. In this regard, we note your disclosure that you may not currently have, and may not be able to obtain or maintain all required licenses and permits.
Business Overview, page 129

29. We note your disclosures that your process reduces the time from application to funding of a home equity loan by about 30 days and reduces the average production cost by approximately $10,500 per loan, compared to industry averages. Please enhance your disclosure, here or elsewhere as appropriate, to identify and, if possible,
 June 6, 2025
Page 6

       quantify the key features and/or processes associated with your loan origination system that have resulted in these reductions. For example, consider including a comparative presentation of your HELOC application to funding process and typical industry average process, showing what key improvements and efficiencies result in time reduction.
30. Please revise your filing to disclose whether you paid any fees to use the Provenance blockchain. If so, quantify the fees paid for each period presented, specify to whom the fees were paid, and identify where these costs are reflected in the financial statements.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 129

31. Please revise to include a discussion of financial condition and changes in financial condition as required by Item 303(b) of Regulation S-K.
32. Please revise your disclosure, where appropriate, to include the typical contractual term (i.e., maturities) and typical contractual payment terms and conditions for your
       HELOC product and any other significant loan products. In addition, please disclose the weighted average term and weighted average APR for these products. Key Operating Metrics, page 130

33. Please revise your disclosure of key operating metrics to separately quantify loan origination system volume for both the Figure-branded and Partner-branded channels.
       In addition, please revise your disclosure, here or in your discussion of results of operations, to quantify the fees (e.g., ecosystem and technology fees, origination fees, etc.) recognized for each channel. To the extent that changes or trends in your channels or loan products results in a material impact on your loan origination volume and/or financial results, please provide appropriate discussion and analysis explaining why such changes occurred.
Continued Expansion of our Ecosystem and Product Offerings, page 131

34. We note your disclosure that your current roster of partners includes many of the largest mortgage originators across the country. Please identify these partners and provide a summary of the material terms of your agreements with your partners, such as duration of the agreement and whether your partners have an obligation to issue a certain amount of loans via your platform.
Gain on Servicing Asset, page 134

35. We note the reference to "personal loans, mortgage loans and Figure Pay credit loans"
       To provide context, please quantify the approximate percentage of your loans falling under these categories as compared to your HELOC loans. Please also briefly describe the "Figure Pay credit loans."
Net Revenue
Ecosystem and technology fees, page 136

36. Please enhance your disclosure to describe the services that you began offering in the
 June 6, 2025
Page 7

       fourth fiscal quarter of 2023 that resulted in the additional program fee during the fiscal year ended December 31, 2024.
37. Your revenue recognition policy on page F-19 states that you earn volume-based technology and processing fees based on the principal balance of each loan originated.
       Your disclosure on page 136, however, states that $10.1 million of the year-over-year increase in ecosystem and technology fees reflects fees earned from the purchase of certain HELOC loans, along with an increase in the platform fee rate. Please revise your disclosures to clarify whether, and if so, how, you earn fees from the purchase of
       HELOC loans.
38. Please revise your disclosure here, or in your key operating metrics on page 130, to include the average platform fee rate for both your Figure-branded and Partner-
       branded products for each period presented and to explain any significant differences between these rates.
Gain on sale of loans, net, page 137

39. We note that Gain on sale of loans, net represented 41% of your net revenues for the year ended December 31, 2024. We also note your disclosures (e.g., pages 133, F-16,
       F-17, etc.) that Gain on sale of loans, net is comprised of numerous items, including gains from sale of loans to third-party buyers; adjustments for changes in fair value;
       realized and unrealized gains / losses for derivative assets and liabilities, which appear to be treasury note futures; and realized and unrealized changes in fair value of marketable securities. Please revise your disclosures, for each period presented, to:
           provide, in tabular format, a disaggregation of each component of Gain on sale of loan, net; and
           separately disclose fair value adjustments recognized on loans originated and loans purchased from third-party partners for each period presented.
Gain on servicing asset, net, page 137

40. We note that Gain on servicing asset, net appears to reflect the level of servicing assets retained, paydowns, and changes in fair value of existing servicing assets. To provide additional context for your discussion of period-over-period changes, please enhance your disclosures to provide, in tabular format, a breakout of the components that make up this line item for each period presented. In addition, to the extent that there are changes in valuation inputs and assumptions, expand your narrative to explain what changed and why.
Operating Expenses
General and administrative, page 137

41.    We note that General and administrative (   G&A   ) expenses constituted
31% of your
       Total expenses in 2024. We also note your disclosure on page 134 that G&A has multiple components, including payroll, stock-based compensation, legal and compliance, and other items. To help readers better understand G&A's composition and to give context for your discussion of period over period changes on page 137, please enhance your disclosures by quantifying, in tabular format, the material components of this line item for each period presented.
 June 6, 2025
Page 8

Servicing fees, page 137

42. Please revise your disclosure to include the weighted average servicing fee rate for each period presented.
Technology and product development, page 137

43. We note that Technology and product development was about 19% of Total expenses in 2024, and that it includes numerous items, such as certain payroll, stock-based compensation, and systems and tools expenses. To allow readers to better understand the composition of this line item and to give context for your discussion of period over period changes, please enhance your disclosures by quantifying, in tabular format, the material components of this line item for each period presented.
Other income (expense), page 138

44. Please revise your disclosure to include a tabular presentation disaggregating the material components of other income (expense), accompanied by an enhanced discussion of the reasons for any material changes in these components. Proprietary Loan Origination System, page 139

45. Please enhance your disclosure to describe and quantify any key differences in the types of fees, fee rates and various expenses associated with the Partner-branded strategy compared to the Figure-branded strategy.
Warehouse Credit Facilities, page 139

46. We note your disclosure that you have, in the past, not complied with certain warehouse credit facility covenants and that these were subsequently waived by the applicable warehouse lender. Please revise your disclosure to provide a discussion of the financial covenants you did not comply with, the periods of time that this occurred, how often you have received waivers during the periods presented, and the consequences, if any, that you experienced as a result of non-compliance.
47. Please provide further clarification of the terms and status of your warehouse facilities. For example,
           Update the disclosure for the warehouse credit facilities that have matured or are maturing in 2025;
           From page F-34, it appears there are 9 warehouse credit facilities. Please revise to reconcile; and
           We note your disclosure that you maintain warehouse credit facilities through your operating subsidiary. Please revise to identify which operating subsidiary maintains your warehouse credit facilities.
Business, page 148

48. We note your risk factor disclosure on page 65 that you sell a significant percentage of your loans to a concentrated number of loan purchasers. We also note the reference to "partners and loan purchasers in our loan funding program" on page 34 and elsewhere. Please revise this section, where appropriate, to discuss your relationships
 June 6, 2025
Page 9

       with and the role of these partners and loan purchasers, including any material terms or agreements governing these relationships. Provide quantified disclosure of the concentration and identify the partners and loan purchasers if material. Similarly, please revise to further clarify the role played by your wholesale brokers in originations, and include if material qualitative and quantitative disclosure regarding the concentration of wholesale brokers.
49. We note your disclosure that your loan origination system leverages automated valuation models, digital title and lien matching, and digital income verification via data aggregators. Please describe each of these leveraged elements and how they contribute to your loan origination business, and how they may differ to the legacy lending infrastructure you reference. In this regard, we note your risk factor disclosure on page 47 regarding your reliance on online notaries and that the use of out-of-state remote online notaries is a new concept that has not been tested in court. Where appropriate, provide a detailed explanation of how your products address state lien registry and records requirements. Explain to us and revise to provide a detailed description of how your system addresses state requirements without using MERS and other standard systems.
50. We note your reference in the Risk Factor on page 57 to heightened complexity of your operations, including fiat and blockchain reconciliations and the maintenance of your internal ledger and related accounting procedures. Please further describe how you perform your fiat and blockchain reconciliations with your internal ledger, including, for example, how often you perform these reconciliations.

       More broadly, please revise to clarify which of your products rely on
(1) a traditional,
       off-chain system or record, such as a record of ownership maintained by a transfer agent, (2) a traditional, off-chain system or record, such as a record of ownership maintained by a transfer agent combined with a blockchain or other digital systems that must be reconciled to the official or off-chain record or system and (3) a blockchain or other digital system without the use of any official or off-chain system or record, such as a record of ownership maintained by a transfer agent. As a non-
       exclusive example, you refer to your "on-chain DART monitoring service" on page 6 and elsewhere, but it is unclear to what extent you maintain a separate record for loans and liens or if in some jurisdictions you are required to maintain off-chain records or technologies in connection with the on-chain aspects of DART. It is also unclear if
       DART is not used in some jurisdictions or otherwise partially used as a result of the analyses and surveys of "state and federal statutory law, case law, regulations, and regulatory guidance to determine that DART, in conjunction with our technology, constitutes a valid and effective lien," as referenced in the Risk Factor on page 100. In this regard, please clarify what you mean by "technology" where you state that DART is used "in conjunction with our technology."
51. We note social media posts describing how investors "can now lend shoulder to shoulder with institutions and major hedge funds on-chain" and that there is a targeted
       "~8% APY by lending into a pool of real world cash flowing assets originated by figure." Posts also talk about offering customers the ability to "turn someone else's home equity into [their] yield." Please advise us of these products and reconcile to
 June 6, 2025
Page 10

       your disclosures. In this regard, it is unclear which institutions and major hedge funds are involved and how this business model or product is provided to investors. We also note statements by one of your co-founders that you expect to have $1 billion a month of loans coming on-chain this summer. Please provide a basis for the targeted APY and for the forecasted monthly volume of on-chain loans. What key assumptions are involved?
Executive Compensation, page 175

52. We note that your Chief Financial Officer commenced employment with you on
       December 2, 2024. Please clarify if another individual served as your Chief Financial
       Officer prior to this time. If so, please identify the individual and provide compensation information for the period presented.
Certain Relationships and Related Party Transactions, page 184

53. We note your disclosure on page 141 that you lent $4.0 million to a related party in the year ended December 31, 2023. Please disclose this transaction and provide the information required by Item 404(a) of Regulation S-K.
Provenance Foundation Term Note, page 186

54. Please further describe the circumstances surrounding the issuance of the non-interest bearing term note with the Provenance Foundation. Describe the terms of the note relating to settlement via contribution of equivalent value of Hash, and how such value will be determined. Please also disclose the outstanding balance as of the latest practicable date and any amount repaid during the periods for which disclosure is provided.
Reflow Services LLC, page 186

55. Please describe the certain other transactions you engage in with Reflow, or advise.
Combined Consolidated Statements of Cash Flows, page F-7

56. Please revise your disclosure, where appropriate, to explain the $4.97 million other asset impairment charge, such as what was impaired and why.
Ecosystem and Technology Fees, page F-19

57. Please revise your revenue recognition disclosure to clearly differentiate between technology offering fees and ecosystem fees.
58. Please revise your disclosure to (i) clarify what you mean by "subscription" of the
       Technology Offering and (ii) specifically identify which fees (e.g., technology offering fees, ecosystem fees and/or program fees) are recognized using the as-
       invoiced practical expedient.
Software Costs, page F-21

59. We note your disclosure that during the year ended December 31, 2024, the Company recognized an impairment of $8.6 million in connection with internally-developed software. Please revise your disclosure to better describe the impaired intangible asset,
 June 6, 2025
Page 11

       the facts and circumstances leading to impairment, the method for determining impairment, and any other information necessary in evaluating the likelihood of potential future impairments. Refer to ASC 350-30-50-3.
Note 11 - Fair Value Measurements, page F-49

60. We note your disclosure that digital assets held for sale at fair value excludes digital assets held at cost that are considered intangible assets. Please revise your disclosure to identify and quantify the digital assets held at cost that are considered intangible assets and to indicate where these would be reflected on your balance sheet.
General

61. Please provide the basis for the below statements. Additionally, we note multiple references to "industry sources." Please disclose the industry sources upon which you are relying.
           "[O]ur solutions produce greater efficiency and liquidity across asset classes and markets."
           "[O]ur operational processes reduce the work effort and error rate of application and provider greater transparency and functionality for end-customers and partners."
           "Through our platform, we have the ability to list tokenized real-world assets, which may be exclusive in the United States to Figure Exchange."
           "We have nearly fully eliminated the impact of human error from our origination processes and the quality of loans originated on our platform[.]" "[I]n 2024, we were the leading originator of HELOCs among non-depository
           lenders[.]"
           "By deploying our modern LOS, we believe we are the first company to develop and offer a consumer-friendly HELOC product that can compete with unsecured personal loan alternative and cash-out mortgage refinance products."

62. We note your disclosure on page 43 that you entrust the collateral for digital asset-
       secured loans to Anchorage Digital Bank National Association, a qualified custodian.
       Where appropriate, please briefly describe the terms governing your relationship with
       Anchorage Digital Bank National Association, as well as any related agreements.
       Revise or advise us why you believe this is not a material agreement under Item
       601(b)(10).




       Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please
 June 6, 2025
Page 12

contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance